

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

Mr. Alan Vituli
Chief Executive Officer
Carrols Restaurant Group, Inc.
968 James Street
Syracuse, New York 13203

      Re: **Carrols Restaurant Group, Inc.**
              Form 10-K for the year ended January 3, 2010
              File No. 001-33174

Dear Mr. Vituli:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                David R. Humphrey
                Branch Chief